        GIORDANO, HALLERAN & CIESLA
         A PROFESSIONAL CORPORATION                    JOHN C. GIORDANO, JR.   KURT E. ANDERSON
                                                       JOHN R. HALLERAN        PAUL T. COLELLA
              ATTORNEYS AT LAW                         FRANK R. CIESLA         GERALD P. LALLY
                                                       BERNARD J. BERRY, JR.   SEAN E. REGAN                OF COUNSEL:
             PLEASE RESPOND TO:                        THOMAS A. PLISKIN       JAY S. BECKER             S. THOMAS GAGLIANO
        U.S. POSTAL SERVICE ADDRESS:                   JOHN A. AIELLO          TIMOTHY D. LYONS           RONALD P. HEKSCH
            POST OFFICE BOX 190                        MICHAEL J. GROSS        J. SCOTT ANDERSON         DERRICK A. SCENNA
        MIDDLETOWN, NEW JERSEY 07748                   JOHN A. GIUNCO          PETER B. BENNETT        ROBERT E. BRENNAN, JR.
                                                       EDWARD S. RADZELY       LAURENCE I. ROTHSTEIN
                    OR:                                SHARLENE A. HUNT        ROBERT J. FEINBERG             -------
HAND DELIVERY AND OVERNIGHT SERVICE ADDRESS:           PHILIP D. FORLENZA      PATRICK S. CONVERY
             125 HALF MILE ROAD                        MICHAEL J. CANNING |_|  MICHAEL A. PANE, JR.       JOHN C. GIORDANO
         RED BANK, NEW JERSEY 07701                    PAUL H. SCHNEIDER       MICHAEL J. VITIELLO          (1921-1989)
                                                       ELIZABETH CHRISTIAN     STEVEN M. DALTON
               (732) 741-3900                          ANDREW B. ROBINS        PAMELA J. KNAUER               -------
            FAX: (732) 224-6599                        MICHAEL A. BRUNO        TIMOTHY J. DENGLER

               www.ghclaw.com                               -------                 -------
                                                                                                      |_| CERTIFIED BY
                                                       TARA PHELAN CARVER      BRIAN H. HARVEY            THE SUPREME COURT
                                                       TARA L. BENSON          MELISSA V. SKROCKI         OF NEW JERSEY AS A
                                                       CATHERINE J. BICK       AFIYFA H. BOLTON           CIVIL TRIAL
                                                       MONICA J. CERES         CRAIG M. GIANETTI          ATTORNEY
                                                       RACHEL M. RINNINSLAND   CHARLES C. JEWELL
                                                       LISA MICELI WATERS      ARI G. BURD
                                                       THEODORE P. BROGOWSKI   MICHAEL A. STEIN

DIRECT DIAL NUMBER             DIRECT EMAIL                                                               CLIENT/MATTER NO.
(732) 741-3040                 pcolella@ghclaw.com                                                        14811-0002



                                 August 29, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

      RE:   BigString Corporation
            Registration Statement on Form SB-2

Ladies and Gentlemen:

      Contemporaneously with our submission of this letter to the Securities and Exchange Commission (the "Commission"), our client, BigString Corporation ("BigString"), has submitted to the Commission its Registration Statement on Form SB-2 (the "Registration Statement"), prepared for the purpose of registering 11,869,125 shares of BigString's common stock, par value $.0001 per share ("Common Stock"), which are currently issued and outstanding and held by certain stockholders of BigString. The shares of Common Stock included for registration in the Registration Statement are being registered by BigString for the benefit of the holders thereof.

      A fee of $671.00 payable in connection with this filing was previously submitted by wire transfer.

      Please direct any comments you may have with respect to BigString's Registration Statement on Form SB-2 to the undersigned at (732) 741-3900.

      Thank you for your attention to this matter.

                                                  Very truly yours,

                                                  /s/ Paul T. Colella

                                                  PAUL T. COLELLA
PTC:bm
cc:  Darin M. Myman

      OUR TRENTON OFFICE: 441 EAST STATE STREET, TRENTON, NEW JERSEY 08608,
                             PHONE: (609) 695-3900